Exhibit 12.2

LAZARD GROUP AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					For the Year Ended December 31, 2004 Pro Forma
	2000	2001	2002	2003	2004
	($ in thousands)
Income before income taxes and minority interest	$676,397	$358,962	$376,045	$389,354	$357,762
Add: Fixed charges	900,978	546,381	78,456	68,534	74,128

Income before income taxes, minority interest and fixed charges	$1,577,375	$905,343	$454,501	$457,888	$431,890

Fixed Charges:
Interest	$889,534	$533,208	$63,383	$50,161	$53,875
Other (a)	11,444	13,173	15,073	18,373	20,253

Total fixed charges	$900,978	$546,381	$78,456	$68,534	$74,128

Ratio of earnings to fixed charges	1.75	1.66	5.79	6.68	5.83

(a)	Other fixed charges consists of the interest factor in rentals.